Exhibit 99.1

FOR IMMEDIATE RELEASE	Tuesday, September 22, 2015

Celestica Appoints Jack Lawless as Executive Vice President, Diversified Markets

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that Jack Lawless has been appointed to the role of Executive Vice President, Diversified Markets.

Jack is joining Celestica with over 25 years experience across a variety of industries, including the aerospace and defense, industrial and semiconductor market segments. As the leader of Celestica’s Diversified Markets organization, Jack will be responsible for driving the profitable growth of the company’s aerospace and defense, energy, industrial, and healthcare businesses.

Before joining Celestica, Jack was the CEO of Associated Air Center, a subsidiary of StandardAero, one of the world’s largest independent global aerospace maintenance, repair and overhaul companies.  During his five years as CEO, Jack was responsible for all aspects of strategy, sales, marketing, and operations, and he led the company through a period of significant profitable growth. At the same time, Jack also held the role of Chief Operating Officer of StandardAero, where he was responsible for operations, supply chain, quality, IT, and engineering. Prior to StandardAero, Jack held a number of Vice President-level roles with Honeywell.  Before joining Honeywell, Jack held progressively senior positions with Axcelis Technologies, General Cable and AlliedSignal.

“We are fortunate to have someone with Jack’s strong breadth and depth of experience join our leadership team,” said Rob Mionis, President and Chief Executive Officer, Celestica. “Jack has a proven track record of delivering growth and operational excellence in a number of organizations across a variety of end markets, which further strengthens Celestica’s offering for our customers in our aerospace and defense, energy, industrial and healthcare businesses.”

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation. Forward-looking statements are not guarantees of future actions, events or outcomes. You should understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions, events and outcomes and could cause them to differ materially from those expressed in such forward-looking statements.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as may be required under applicable securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact
Celestica Global Communications	Celestica Investor Relations
416-448-2200	416-448-2211
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